Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

RECEIVED
2005 MAR -3 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE





05006219

February 18, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

SUPPL

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, we are enclosing on behalf of the above named foreign private issuer one copy of the following documents;

- News releases dated September 30, 2004 and November 22, 2004.
- Copy of our Interim Financial statements for the period ended September 30, 2004

We trust you will find this in order.

GITENNES EXPLORATION INC.

Linda Dezura
Administrative Assistant

dlw 3/7

:LD
Enclosures.

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

OFFICE OF INTERNATIONAL CORPORATE FINANCE 2005 MAR -3 P 12:

NEWS RELEASE

GITENNES PROVIDES UPDATE ON EXPLORATION

Vancouver September 30, 2004: Gitennes Exploration Inc. (TSX-GIT) is pleased to update shareholders on its current exploration activities in Peru and Canada.

Core drilling at the **Urumalqui Project**, in north-central Peru, is underway and should continue for the next 5 to 8 weeks. Three holes of an anticipated 24-hole programme are complete. This is the second year of drilling at the project, where volcanic-hosted, epithermal gold-silver veins occur within broad zones of potentially bulk-mineable low-grade gold mineralization. The 2003 drill programme tested one of the four targets at Urumalqui, returning favourable results in 14 of 17 holes completed. The current programme will continue to step-out along the main vein structure and explore beneath last year's holes to depths of up to 200 metres below surface. Three other poorly exposed targets will also be tested with two to four holes each in a first stage assessment. Urumalqui is a 50% joint venture with Meridian Gold Inc.

Field work at the **Tucumachay Property** located in central Peru, is set to begin shortly. Tucumachay is a carbonate-hosted gold prospect under option from Inmet Mining Corp. A first phase of geological mapping, extensive rock and soil sampling, and geophysics, is to be followed by a second phase consisting primarily of drilling. The exploration objective at Tucumachay is to find a potentially bulk-mineable gold deposit in a geological setting that is comparable to the Carlin Trend deposits in Nevada.

Gitennes has staked an additional three concessions located north of Tucumachay. The 2,400-hectare **Titimina Property** covers the northward continuation of the same belt of rocks that host mineralization at Tucumachay.

In Canada, drilling will begin at the **Red Property** in early October. Two deep (200 metres or more) holes are planned, weather permitting. These holes step-out beyond the area of historical drilling by BP Resources (1984) and Cominco (1969) and if successful will extend the zone of known porphyry copper-gold mineralization a distance of over 1,300 metres. The two drill sites were chosen based upon a compilation of recent geochemical and geophysical (Induced Polarization) results and a re-examination of older exploration data. This recent work suggests that there are new targets on the Red Property that merit a combination of follow-up sampling and drilling. However, the current drill programme will concentrate on the original copper-gold discovery, and will test for expanded mineralization both along strike and across the Red Creek fault zone.

The Red Property is located in north-central B.C., 40 kilometres south of Northgate's Kemess Mining operation. Gitennes has an option to earn a 100% interest in the Red Property, subject to a 1.5% NSR royalty.

Also in Canada, detailed grid-controlled Induced Polarization surveys, soil and rock sampling and geological mapping is underway at the **Esten Property**, near Elliot Lake, Ontario. The Esten Property covers a zone of highly siliceous, chlorite-altered "granitic schist" containing disseminated and fracture-controlled copper mineralization. One outcropping zone of mineralization was drilled in 1956 and again in 1974, resulting in a

rough outlining of a small zone with multiple intercepts of 0.2 to 1.7% copper mineralization. The main objective of Gitennes' current programme is to explore the property for larger, concealed zones of mineralization using contemporary geophysical techniques. Gitennes has an option to earn a 100% interest in the Esten Property, subject to a 3% NSR royalty.

Please visit www.gitennes.com for more details on all these projects.

The technical information contained in this release has been reviewed by Jerry Blackwell., P. Geo., who is a Qualified Person as defined by National Instrument 43-101.

For further information contact:



Jerry Blackwell, P.Geo
President

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

Gitennes Exploration Inc.
Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

GITENNES PROVIDES UPDATE ON EXPLORATION

Vancouver, November 22, 2004 Gitennes Exploration Inc. (TSX-GIT) is pleased to provide the following updates:

Tucumachay, Peru: Rock sampling at Tucumachay has yielded encouraging results on this Carlin-style target, with two new showings, "Leonardo" and "Sinkhole". The new showings are outside of the original 1,300 by 150 metre target area, and were found during prospecting-out from a known strongly mineralized outcrop area, the "Cliff" showing.

The Leonardo showing is located 500 metres west of the Cliff showing, on the opposite limb of a major anticline. Several scattered outcrops of finely fractured siliceous, rusty limestone and dolomite containing traces of realgar were sampled.

Chip Sample Length (metres)		Gold (g/t)	Silver (g/t)
	10.1	5.2	3.2
including	2.5	11.9	2.7
plus	3.6	1.7	1.2
plus	4.0	4.2	4.8
	3.5	3.5	0.4
	2.2	2.6	0.5

The favourable carbonate units repeat 200 metres further to the west. An outcrop sample here returned 0.8g/t across 2.5 metres.

The Sinkhole showing is located 200m north of "Leonardo", along the same limb. An 80-metre wide karst depression was sampled along two flanks, where breccia, siliceous dolomite and limestone are exposed. Barite and realgar are evident in the outcrops.

Chip Sample Length (metres)		Gold (g/t)	Silver (g/t)
	4.8	4.6	25.1
including	2.9	3.1	11.8
plus	1.9	6.9	45.3
	2.3	1.0	1.9

The Cliff showing comprises a 4 metre-high exposure of siliceous dolomite and siliceous breccia. Siliceous fracture surfaces, with or without barite are locally abundant, and the outcrop is slightly rusty in appearance. A summary of results for the "Cliff" showing was included in a release made on July 6, 2004, and may be found plotted on a photo of the Cliff at our corporate website, www.gitennes.com/images. For comparative purposes, the Gitennes samples are included here:

Sample Type	Length(metres)	Gold (g/t)	Silver (g/t)
Chip	6.0	5.2	6.8
includes	3.0	4.7	7.2
and	3.0	5.7	6.3
Grab	n/a	0.6	3.1
Grab	"	1.1	7.9
Grab	"	0.1	3.8
Grab	"	3.2	1.7
Grab	"	1.4	1.1
Chip	11	1.4	6.9
includes	6	2.1	12
and	5	0.7	0.9
Grab	n/a	0.7	9.8
Grab	"	9.4	1.8
Grab	"	2.7	12.5
Grab	"	3.7	11.1
Grab	"	5.4	0.6

Assay services were provided by ALS Chemex Laboratories in Lima, Peru. Chip samples are collected by taking equal-sized pieces across an outcrop, over a measured distance. Sample lengths are usually determined by either outcrop size or the presence of visible mineralization. Grab samples are usually multiple pieces collected from an outcrop, but where a reliable chip sample could not be obtained. Work performed on the property is under the supervision of J. Blackwell, (P.Geo) or J. Foster. (P.Geo)

Gold mineralization at Tucumachay is considered to be Carlin-style, hosted within dolomitic, silicified Jurassic limestone bearing a diagnostic geochemical association with mercury, arsenic and thallium. Mineralization appears to be grossly stratabound in nature, and future prospecting will continue to be guided by the favourable limestone unit.

In addition to the prospecting programme, the Company has completed an airborne magnetometer survey, done "orientation" soil geochemical sample surveys, and prepared detailed base maps for the ensuing exploration campaigns. Work at Tucumachay will continue with a more comprehensive sampling programme in the 700 by 500 metre area that encompasses the Cliff – Leonardo – Sinkhole showings, followed by an expanded mapping, geochemistry and rock sampling programme starting in January; drilling will follow.

Gitennes has an option to earn a 100% interest in the Tucumachay property from Inmet Mining Inc. After Gitennes earns its 100% interest, Inmet has the option to retain either a net smelter returns royalty or earn-back a 60% interest by meeting certain expenditure requirements.

Red Property, Canada: Two drill holes were completed at the Red copper-gold project in north-central BC during October. A step-out hole, R04-13 (Dip = -70^0; Az = 042^0N) was collared 450 metres to the northwest of previous drilling. The second hole, R04-14 (Dip = -55^0; Az = 042^0N), was a deeper test of mineralization at the northwestern end of the old drill area. The assay results from R04-14 are comparable to those obtained in a nearby 1984 hole R84-11 (Dip = -45^0; Az = 180^0N):

Hole	From ... To (metres)	Core Length (metres)	Copper %	Gold (g/t)
R04-14	13.3 – 49.8	36.5	0.26	0.12
including	13.3 - 18.59	5.29	0.42	0.20
including	22.25 - 27.43	5.18	0.41	0.20
	59.7 - 69.04	9.34	0.35	0.16
including	59.7- 65.23	5.53	0.42	0.19
	103.3 - 135.9	32.6	0.12	0.05
	140.36 -164.59	24.23	0.19	0.12
	177.7 - 199.8	22.1	0.10	0.05
	204.0 - 205.44	1.44	0.10	0.04
	208.48 - 209.4	0.92	0.15	0.06
	218.15 - 238.66	20.51	0.17	0.06
R84-11	9.0 - 39.0	30.0	0.19	0.05
	51.0 - 60.0	9.0	0.50	0.20
	105.0 -132.0	27.0	0.28	0.14

Mineralization intersected in R04-14 is associated with sericite-quartz alteration and veining, which are strongest in the uppermost intersections. Hole R04-13 intersected multiple intervals of weaker skarn mineralization grading less than 0.2% copper, however the end of the hole intersected an interval of intensely sericite-altered and sheared feldspar porphyry similar to that encountered in the upper mineralized zone in R04-14.

Copper-gold mineralization is associated with diorite-porphyry dykes that cut older Takla Group volcanic rocks. A 600-metre wide "target", sandwiched between two shear zones that are marked by Red Creek on the northeast and Equity Creek on the southwest has been defined using soil geochemistry and IP surveys. Twelve broadly-spaced drill holes, drilled in 1969 and 1984, tested portions of the target over a distance of 1400 metres, a width of 200 – 350 metres, and to depths of up to 106 metres below surface. A second un-drilled panel of deeply oxidized porphyry with favourable alteration and mineralization occurs in an area northeast of Red Creek. This panel is also associated with a significant chargeability anomaly and anomalous Cu-Au-Mo soil geochemistry. Southwest of Equity Creek is a thick layered sequence of ultramafic to mafic intrusive rock, Takla volcanic units and thin porphyry dykes or sills that are, again, un-drilled.

Numerous IP targets remain un-drilled on the Red. Of note is a 300 metre-long chargeability anomaly in the vicinity of Equity Creek. This anomaly is coincident with a high-contrast gold, copper, palladium and nickel soil anomaly (in both MMI-processed and conventional B-horizon samples). The anomalous zone occurs in the vicinity of the projected contact between the ultramafic rocks and diorite porphyry intrusive.

Additional details on the Red Property will be found posted to www.gitennes.com.

Exploration work at the Red Property is under the supervision of Stewart Harris, P.Geo, of Equity Engineering Ltd. and Jim Foster, P.Geo, an Officer of the Company. Equity Engineering employs a rigorous quality assurance, quality control programme on its projects to ensure that sampling and analysis of all exploration work is conducted in accordance with the best possible practices. Assays and analyses from the current programme were completed at ALS Chemex Labs Ltd. in North Vancouver and Eco Tech Laboratory Ltd. in Kamloops. MMI analyses were performed at SGS Minerals Geochemical Laboratories in Toronto.

Urumalqui, Peru: Exploration drilling at Urumalqui is continuing. A second drill was added to the programme in order to accelerate the flow of results. Several deep holes have now been completed. Results for the entire programme will be released once assays have been received and reviewed with 50% joint venture partner, Meridian Gold Inc.

Esten Property, Canada: A programme of ground and airborne geophysics, geological mapping, rock sampling and soil geochemistry has been completed. This work confirmed the zones of copper mineralization found by earlier workers, but failed to identify any additional targets of merit. The Company has declined to exercise its option to acquire the Esten Property, and will write-down associated resource expenditures in the fourth quarter of 2004.

The technical information contained in this release has been reviewed by Jerry Blackwell., P. Geo., who is a Qualified Person as defined by National Instrument 43-101.

For further information, contact:

Jerry Blackwell, President



Jerry Blackwell, P.Geo
President

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

RECEIVED
2005 MAR -3 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Gitennes Exploration Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

(Unaudited)

NOTICE TO READER

These interim consolidated financial statements for the nine months ended September 30, 2004 of Gitennes Exploration Inc. have been prepared by management and have not been subject to review by *the Company's auditors.*

To Our Shareholders,

I am pleased to present your Company's Financial Statements & Management Discussion and Analysis for the period ended September 30, 2004.

During the past quarter, the Company has been very active in both Canada and Peru:

- At Urumalqui, the Company and its partner, Meridian Gold Inc. are drilling a number of new targets as well as the main vein zone. Results are expected to be available soon.
- At Tucumachay, field crews have completed a preliminary evaluation of most of the property and have laid out the course of future work programmes. This work has identified a number of additional areas for detailed follow-up.

  Though slightly delayed, we anticipate being in full operation on the property in January, 2005.
- At the Red property, the Company has completed drilling two exploration drill holes, results for which will be available soon. A review of the 3D-IP geophysical surveys in combination with the soil geochemistry has revealed a number of additional areas that require drilling. We are currently planning a programme for the 2005 field season.
- At the Esten property in Ontario, detailed geophysical surveys, rock sampling and geological mapping have resulted in the conclusion that the known zones of copper mineralization are unlikely to extend beyond the zone of previous drilling. Therefore, the Company has elected not to exercise its option and will be relinquishing the property.

Sincerely,

"Jerry Blackwell"

Jerry Blackwell
President

November 12, 2004

Gitennes Exploration Inc. | Statement 1

Interim Consolidated Balance Sheets

(Unaudited)
Canadian Funds

ASSETS		As at September 30 2004		As at December 31 2003
Current				
Cash and cash equivalents	$	1,299,979	$	1,610,166
Accounts receivable		72,804		14,304
Marketable securities *(Note 7)*		-		202,054
Prepaid expenses		3,486		4,686
Due from joint venture partner *(Note 4)*		4,129		46,411
		1,380,398		1,877,621
Mineral Properties *(Note 4)*		1,844,183		1,906,548
Property, Plant and Equipment *(Note 5)*		68,791		68,412
	$	3,293,372	$	3,852,581

LIABILITIES				
Current				
Accounts payable and accrued liabilities *(Note 8)*	$	177,104	$	310,685
Continued Operations *(Note 1)*				
Commitments *(Note 9)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		26,179,709		25,121,495
Deficit - *Statement 2*		(23,063,441)		(21,579,599)
		3,116,268		3,541,896
	$	3,293,372	$	3,852,581

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Ken Booth", Director
KEN BOOTH

- See Accompanying Notes -

Gitennes Exploration Inc. | Statement 2

Interim Consolidated Statements of Loss and Deficit

For the Periods Ended September 30
(Unaudited)
Canadian Funds

	Three Months Ended		Nine Months Ended	
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Expenses				
Amortization	$ 7,639	$ 3,619	$ 13,958	$ 10,883
Audit, accounting, legal and professional fees	34,460	45,851	110,649	111,045
Filing, transfer fees and investor relations	33,814	24,584	119,013	129,436
Interest and bank charges	679	671	2,062	2,181
Office rent, utilities and miscellaneous	23,206	29,901	116,553	115,673
Salaries and benefits	58,430	32,319	183,739	91,888
Stock-based compensation *(Note 6e)*	61,778	-	290,514	-
Travel	9,390	1,803	13,876	2,272
Loss before the Undernoted	(229,396)	(138,748)	(850,364)	(463,378)
Other Income (Loss)				
Gain on sale of marketable securities	-	-	431,267	-
Gain on sale of mineral properties	-	-	-	1,893,988
General exploration	(16,322)	(35,797)	(74,396)	(113,546)
Foreign exchange loss	(61,758)	(7,631)	(34,767)	(213,189)
Interest income	1,567	1,422	2,407	3,492
Write-down of mineral properties	(625)	-	(957,989)	-
Income (Loss) for the Period	(306,534)	(180,754)	(1,483,842)	1,107,367
Deficit, Beginning of Period	(22,756,907)	(21,556,783)	(21,579,599)	(22,844,904)
Deficit, End of Period	$ (23,063,441)	$ (21,737,537)	$ (23,063,441)	$ (21,737,537)
Earnings (Loss) Per Share - Basic and Diluted	$ (0.01)	$ (0.01)	$ (0.05)	$ 0.04
Weighted Average Number of Shares Outstanding	$ 30,477,200	$ 28,855,831	$ 29,559,392	$ 28,854,366

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 3

Interim Consolidated Statements of Cash Flows

For the Periods Ended September 30
(Unaudited)
Canadian Funds

	Three Months Ended		Nine Months Ended	
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Cash Flows From Operating Activities				
Income (loss) for the period	$ (306,534)	$ (180,754)	$ (1,483,842)	$ 1,107,367
Items not affecting cash		-		-
Amortization	7,639	3,618	13,958	10,883
Gain on sale of marketable securities	-	-	(431,267)	-
Gain on sale of mineral property	-	-	-	(1,893,988)
Stock-based compensation	61,778	-	290,514	-
Write-down of mineral properties	625	-	957,989	-
Changes in non-cash working capital items				
Accounts receivable	(36,996)	59,777	(58,500)	3,804
Prepaid expenses	-	-	1,200	11,899
Due from joint venture partner	1,981	-	42,282	-
Accounts payable and accrued liabilities	(36,373)	4,603	(133,581)	13,496
	(308,670)	(112,756)	(801,247)	(746,539)
Cash Flows from Financing Activities				
Net proceeds from issuance of common shares	313,000	-	339,200	-
Cash Flows From Investing Activities				
Mineral properties – net of recoveries	(323,249))	(116,143)	(467,124)	(385,016)
Proceeds on disposal of mineral property	-	-	-	1,484,600
Purchase of property, plant and equipment	(5,996)	(25,521)	(14,337)	(28,316)
Proceeds from sale of marketable securities	-	-	633,321	-
	(329,245)	(141,664)	151,860	1,071,268
Net Increase (Decrease) In Cash and Cash Equivalents	(324,915)	(254,420)	(310,187)	324,729
Cash and cash equivalents - beginning of Period	1,624,894	1,425,383	1,610,166	846,234
Cash and Cash Equivalents - End of Period	$ 1,299,979	$ 1,170,963	$ 1,299,979	$ 1,170,963
Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Mineral properties acquired through the issuance of shares	$ 414,500	$ -	$ 428,500	$ 4,250
Shares received for sale of resource property	$ -	$ -	$ -	$ 742,300
Stock-based compensation included in share capital	$ 61,778	$ -	$ 290,514	$ -

- See Accompanying Notes -

Gitennes Exploration Inc.

Notes to Interim Consolidated Financial Statements

September 30, 2004
(Unaudited)
Canadian Funds

1. Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Company and its wholly-owned subsidiaries, Castle Keep Ltd., Minera Newcrest S.A., Castle Cary Ltd., Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A. and Compania Minera Seis Rios S.A. All of the Company's wholly-owned subsidiaries have been accounted for under the purchase method.

These interim consolidated financial statements also include the accounts of Oromalqui Gold Corp., in which the Company has a 50% interest pursuant to a joint venture agreement, and its wholly-owned subsidiary, Minera Corimalqui S.A. The Company accounts for its interest in the joint venture under the proportionate consolidation method of accounting. Under this method, the Company records its proportionate share of revenues, expenses, liabilities and assets of the joint venture.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2003.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, due from joint venture partner, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these

financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At September 30, 2004, the Company held currency totalling US$944,357 which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Canada			Peru					
	Fox	Bear and Badger	Esten	Rio Blanco	Rio Saco	La Chivona	Urumalqui	Other	Total
December 31, 2002	$590,862	$227,050	$ -	$293,008	$104,589	$ -	$23,597	$56,093	$1,295,199
Acquisition Costs	-	19,250	11,750	-	-	35,563	66,754	19,210	232,756
Deferred Expenditures									
Administration	-	-	28	-	9,175	4,038	1,444	3,223	18,883
Assays	82	677	1,098	75	18,521	-	8,058	133	28,569
Consulting geology	6,225	6,294	5,718	20,937	31,231	32,991	62,595	22,848	188,889
Drilling	-	-	-	-	80,229	-	291,793	-	291,793
Geophysics	-	600	-	-	-	58,578	16,395	1,640	77,213
Government taxes	-	-	-	-	6,282	10,522	41,404	2,487	60,695
Tenure	434	-	4,700	18,893	400	-	6,175	-	29,702
Topographic survey	-	-	-	-	835	5,243	10,373	1,415	17,866
Total additions during the year	6,741	26,821	23,294	39,905	146,723	146,935	504,991	50,956	946,366
Write-down of mineral properties	-	-	-	-	-	-	-	(2,104)	(2,104)
Sale of mineral property	-	-	-	(332,913)	-	-	-	-	(332,913)
December 31, 2003	$597,603	$253,871	$23,294	$ -	$251,312	$146,935	$528,588	$104,945	$1,906,548

	Canada				Peru					
	Fox	Red	Bear and Badger	Esten	Tucumachay	Rio Seco	La Chivona	Urumalqui	Other	Total
December 31, 2003	$597,603	$ -	$253,871	$23,294	$ -	$251,312	$146,935	$528,588	$104,945	$1,906,548
Acquisition costs	-	44,306	14,000	-	400,000	-	-	-	-	458,306
Deferred Expenditures										
Administration	861	4,750	791	48	2,225	-	-	248	-	8,923
Assays	3,952	173	184	-	172	-	-	-	-	4,481
Consulting geology	9,242	123,858	19,952	24,073	8,239	2,692	8,405	5,339	3,027	204,827
Drilling	-	-	52,243	-	-	-	-	-	-	52,243
Geophysics	-	25,749	-	57,656	29,396	-	-	-	-	112,801
Government taxes	-	-	-	-	-	7,381	23,044	15,319	8,299	54,043
Tenure	-	-	-	-	-	-	-	-	-	-
Topographic survey	-	-	-	-	-	-	-	-	-	-
Total additions during the period	14,055	198,836	87,170	81,777	440,032	10,073	31,449	20,906	11,326	895,624
Write-down of mineral properties	(556,536)	-	(341,041)	-	-	-	-	-	(60,412)	(957,989)
September 30, 2004	$55,122	$198,836	$ -	$105,071	$440,032	$261,385	$178,384	$549,494	$55,859	$1,844,183

b) Fox, B.C., Canada

By an agreement made effective October 16, 2000, amended on October 16, 2002 and October 14, 2003, the Company obtained an option to acquire a 100% interest in a property located in southern British Columbia known as the Fox property. To earn its interest, the Company made optional cash payments totalling $90,000 and issued 300,000 shares.

During the period ended September 30, 2004, the Company decided not to exercise this option and accordingly, has written off expenditures of $556,536 associated with the claims under option, including acquisition costs of $171,886.

The Company owns other mineral claims adjacent to the Fox property. The Company has retained these claims and intends to explore them further in the future. Exploration expenditures of $55,122 are associated with these other claims.

c) Red, B.C., Canada

By an agreement made effective September 3, 2004, the Company has an option to acquire the Red Property, located in north-central British Columbia.

Under the terms of the option, Gitennes may acquire a 100% interest in the property subject to meeting certain financial obligations that include a first-year commitment to pay $20,000 cash (paid), issue 50,000 shares (issued July 2004) and spend $100,000. Thereafter the Company may, at its option, make additional yearly cash and share payments before July 15, 2008 that total an additional $180,000 and 200,000 shares. Prior to July 15, 2010 the Company must also have met a schedule of additional aggregate expenditures totalling a further $2 million. Upon vesting, the Red Property will be encumbered with a 1.5% net smelter returns royalty that is capped at a maximum pay-out value of $12 million.

d) Bear and Badger, Ontario, Canada

By an agreement dated February 7, 2002 and amended on January 21, 2004, the Company obtained an option to acquire two properties located in Ontario known as the Bear Property and the Badger Property. The Company made optional cash payments totalling $22,500 and issued 90,000 shares under this agreement since acquisition.

During the period ended September 30, 2004, the Company decided not to exercise the option to purchase these properties and has written off expenditures of $341,041 including acquisition costs of $49,750.

e) Esten, Ontario, Canada

By an agreement dated November 14, 2003, the Company obtained an option to acquire a 100% interest in a property in Ontario known as the Esten property. To earn its interest, the Company must, at its option, issue shares and incur exploration expenditures as follows:

Due Date	Shares		Exploration Expenditures
Upon regulatory approval	25,000	(issued)	$ -
November 4, 2004	50,000		100,000
November 4, 2005	50,000		-
November 4, 2006	75,000		500,000
	200,000		$ 600,000

The optionor retains a 3% net smelter return royalty. The Company has the right to purchase up to 2% of the royalty for $1,000,000 for each percentage point. Subsequent to September 30, 2004, the Company chose not to pursue this property further *(Note 12)*.

f) Rio Blanco, Peru

On April 7, 2003, the Company sold its rights to, and interest in, the Rio Blanco property to Monterrico Metals plc ("Monterrico"). The transaction was valued at US$1,500,000 (CDN$2,226,900) and was comprised of a cash payment of US$1,000,000 plus 412,092 shares of Monterrico valued at US$500,000 *(Note 7)*. A gain on disposal of CDN$1,893,988 was recognized in the financial statements for the year ended December 31, 2003.

g) Tucumachay

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company can acquire a 100% interest in the 2,300-hectare Tucumachay property by:

i) Issuing 1,000,000 shares to Inmet (issued July 2004);
ii) Committing to a first year expenditure of US$600,000, to be incurred on the property before July 31, 2005; and
iii) At Gitennes' option, making total exploration expenditures of US$1,600,000 by December 31, 2006.

Subsequent to vesting, Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of Gitennes' investment once the Company has drilled 12,000 metres.

h) Rio Seco, Peru

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway.

i) Urumalqui, Peru

Under the terms of a Joint Venture agreement dated December 31, 2003 with Meridian Gold Inc. ("Meridian") the companies have each agreed to jointly develop the Urumalqui property. Each company agreed to allocate at least US$125,000 per annum for a three-year period of exploration, during which the Company will manage the project. Once cumulative aggregate expenditures reach US$750,000, project expenditures will increase to US$500,000 per company and Meridian will have the option to become the project manager.

Under the terms of the joint venture agreement, the Company and its joint venture partner each contributed concessions covering approximately 2,700 hectares in total for their initial participating interests of 50% each.

The concessions are held by a Peruvian company, Minera Corimalqui S.A., which is owned 100% by Oromalqui Gold Corp., which is owned 50% by the Company and 50% by an affiliate of Meridian.

j) La Chivona, Peru

The Company acquired, by staking, a 7,600 hectare property near the coastal city of Chiclayo.

k) Other Properties

In Peru, the Company has various mineral concessions including Lapidem, Polar, Neko & Titimina. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

In Ontario, the Company staked seven groups of claims collectively referred to as the Garden-Obonga properties. These properties cover mostly geophysical targets and have undergone only early-stage exploration. They are individually referred to as the Gull River, Kab River, 811 East, 811 West, Kitchen, Naydo Lake, and Ruffo Lake claims. During the period ended September 30, 2004, the Company abandoned these claims and wrote off all costs associated with them totalling $60,412.

During the year ended December 31, 2001, the Company sold its interest in the Virgen property and wrote off all remaining costs associated with the project. Pursuant to the terms of the sale agreement, the Company retains a 2% net smelter return royalty, payable when aggregate gold production from the property exceeds 145,000 ounces.

5. Property, Plant and Equipment

	Cost	Accumulated Amortization	**September 30, 2004 Net Book Value**	December 31, 2003 Net Book Value
Computer equipment	$ 89,926	$ 60,026	**$ 31,476**	$ 28,748
Furniture and fixtures	76,025	56,147	**16,659**	15,911
Equipment	26,394	5,738	**20,656**	23,753
	$ 192,345	$ 121,911	**$ 68,791**	$ 68,412

6. Share Capital

a) Issued & Outstanding

Authorized: An unlimited number of common shares without par value.

	Shares	Amount
Balance – December 31, 2003	28,950,831	$ 25,121,495
Flow through private placement *(b)*	650,000	299,000
Finders fee *(b)*	52,000	-
Exercise of stock options	230,000	40,200
For mineral properties *(Notes 4 c,d,g)*	1,090,000	428,500
Stock option compensation *(e)*	-	290,514
Balance – September 30, 2004	30,972,831	$ 26,179,709

b) Flow-Through Private Placement

Under a Subscription Agreement with Endeavour Financial Inc. dated August 6, 2004, the Company issued 650,000 units priced at $0.46 per unit in a non-brokered private placement. Each unit consists of one common flow-through share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire an additional common share of the Company at $0.46, on or before August 19, 2005. Gross proceeds of the placement are $299,000.

An 8% fee was paid in connection with the private placement, paid by the issuance of 52,000 non-flow-through units. Each unit consists of one common share and one-half non-transferable common share purchase warrant with the same terms as described above.

c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers to purchase up to 4,500,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the period ended September, 2004, the change in stock options outstanding was as follows:

	Shares
Options outstanding – December 31, 2003	2,740,000
Granted	930,000
Expired	(240,000)
Exercised	(230,000)
Options outstanding – September, 2004	3,200,000

At September 30, 2004, the following stock options are outstanding:

Options Outstanding	Exercise Price	Expiry Date
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
750,000	$0.355	April 21, 2009
180,000	$0.40	July 21, 2009
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
3,200,000		

All options outstanding at September 30, 2004 have vested.

d) Warrants

As at September 30 2004 there are 702,000 one-half common share purchase warrants outstanding. Two one-half common share purchase warrants will entitle the holder to acquire a common share at $0.46 on or before August 19 2005.

e) Stock-Based Compensation

During the period, the Company issued 750,000 options to directors, officers, and employees with an exercise price of $0.355 per option and issued 180,000 options at an exercise price of $0.40 per option. The estimated fair value of stock-based compensation of $290,514 has been recorded in the accounts of the Company. The weighted average grant-date fair value of options granted is $0.31. This value is estimated at the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.8-4.01%
Expected dividend yield	Nil
Expected stock price volatility	126.57-127.19%
Expected option life in years	5

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

7. Marketable Securities

During the nine months ended September 30, 2004, the Company disposed of 112,092 Monterrico common shares *(Note 4f)* for proceeds of $633,321 and recognized a gain on sale of $431,267.

8. Related Party Transactions

During the period, the Company incurred $151,175 (2003 - $112,500) in salaries and administrative and geological consulting fees to directors of the Company and its subsidiaries.

During the period, the Company incurred $ 35,951(2003 - $42,171) in legal fees paid to a law firm in which a director of the Company is a partner.

Accounts payable and accrued liabilities includes $14,271 (December 31, 2003 - $17,801) payable to directors of the Company and to a law firm in which a director of the Company is a partner.

9. Commitments

The Company has an agreement to lease office space until October 31, 2005, with a net annual lease commitment of approximately $23,000.

10. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the period is as follows:

	2004	2003
Income (loss) before income taxes for accounting purposes	$ **(1,483,842)**	$ 1,107,367
Adjustments for differences between accounting and taxable income:		
Amortization	**13,958**	10,883
Unrealized foreign exchange (gains) losses	**34,767**	213,189
Consolidated income (loss) for tax purposes	**(1,435,117)**	1,331,439
Tax rate	**35.6%**	35.6%
Expected tax expense (recovery) for the period	**(510,902)**	473,992
Reductions in tax (recovery) due to:		
Application of loss carry-forwards	-	(473,992)
Valuation allowance	**510,902**	-
Tax expense (recovery) for the period	$ -	$ -

The Company has approximately $2,800,000 in non-capital loss carry-forwards and approximately $12,600,000 in resource expenditures available to reduce future taxable income in Canada and Peru. The Company's Canadian non-capital loss carry-forwards expire between 2004 and 2010 while the

Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

11. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

September 30, 2004	Income (Loss)	Capital Assets	Identifiable Assets
Canada	$ (1,568,625)	$ 44,845	$ 643,523
British Virgin Islands	288,721	-	879,296
Peru	(203,938)	23,946	1,770,553
Total	$ (1,483,842)	$ 68,791	$ 3,293,372

12. Subsequent Events

Subsequent to September 30, 2004, the Company terminated its option to acquire a 100% interest in the Esten Property *(Note 4a)*. The costs associated with this property will be written off in the fourth quarter of the 2004 fiscal year.

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDING SEPTEMBER 30, 2004
GITENNES EXPLORATION INC.

November 12, 2004

Description of the Business

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Canada and Perú. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

Risk and Uncertainties

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

Overview

The Company's primary focus is the exploration for gold and silver deposits in Perú, followed by copper – gold and other base metals in Canada. During the period ending September 30, 2004 the Company's 50% affiliate, Compañía Minera Corimalqui S.A. ("Corimalqui"), began a drilling programme at the Urumalqui property in northern Perú. In Canada, the Company undertook fieldwork at the Esten and Red properties. See "*Results of Operations*".

Overall Performance

Unless noted otherwise, all figures are in Canadian dollars.

The Company has sufficient funds to meet its remaining office-related commitments ($16,500) for the 2004 fiscal year, and has met its various property agreement obligations .Cash and cash equivalents at September 30, 2004 were $1,299,979 compared with $1,170,963 at September 30, 2003 and $1,610,166 at December 31, 2003. The increase in cash from September 30, 2003 is due to the sale of shares acquired on the sale of the Rio Blanco project in the prior year.

The Company's cumulative resource property costs to September 30, 2004 were $1,844,183 ($1,351,552 to September 30, 2003 and $1,906,548 to December 31, 2003). The change is due in part to the write-down of expenditures on the Fox, Bear/Badger and Garden-Obonga properties (see "Results of Operations").

Financing Activities

On August 19 2004, the Company issued 650,000 flow-through share units for gross proceeds of $299,000. Proceeds will be used to fund ongoing exploration and to maintain cash reserves so as to remain competitive in the field of project acquisitions. In the future, the Company is likely to attempt to raise additional monies in the market.

Results of Operations

Income

During the nine month period ending September 30, 2004, the Company recorded a gain on the sale of marketable securities of $431,267. The Company recorded a gain of $1,893,988 on the sale of mineral properties in the period ending September 30, 2003.

Expenses

	Three Months ended September 30, 2004	Three Months ended September 30, 2003	Nine Months ended September 30, 2004	Nine Months ended September 30, 2003
Audit, accounting, legal & professional fees	$34,460	$45,851	$110,649	$111,045
Filing, transfer fees & investor relations	$33,814	$24,584	$119,013	$129,436
Office rent, utilities & miscellaneous	$23,206	$29,901	$116,553	$115,673
Salaries & benefits	$58,430	$32,319	$183,739	$91,888
Stock option compensation	$61,778	-	$290,514	-
Write-down of mineral properties	$625	-	$957,989	-
General exploration	$16,322	$35,797	$74,396	$113,546
Foreign exchange loss	$61,758	$7,631	$34,767	$213,189

Audit, accounting, legal and professional fees to September 30, 2004 are slightly lower than for the period ending September 30, 2003. The decrease is owing to reduced legal and accounting costs.

Filing, transfer fees and investor relations expenses to September 30, 2004 are slightly lower overall due to decreased investor relations activities compared to the nine months ending September 30, 2003.

Office rent, utilities and miscellaneous costs are slightly higher for the period ending September 30, 2004 than for the period ending September 30, 2003. The savings in overhead that the Company has made have been offset by large increases in insurance premiums.

Salaries and benefits for the period ending September 30, 2004 are significantly higher than in the same period in 2003. This is owing to the increasing costs in retaining qualified employees and consultants.

Write-down of mineral property expenditures for the period ending September 30, 2004 reflect the election by the Company to not exercise its options on the Fox and the Bear/Badger properties and to write-down all prior expenditures in the reporting period.

General exploration expenses for the period ending September 30, 2004 have declined compared to the period ending September 30, 2003 owing to the time spent by management on general administrative issues and the increased activity on the company's resource properties.

The Company reports a loss in Foreign Exchange in the nine month period ending September 30, 2004 reflecting the increase in the value of the Canadian dollar compared to the United States dollar. The Company maintains significant portions of its cash reserves in American dollars.

Properties

The Company has five mineral projects in Perú and four mineral projects in Canada. Work is supervised by J. Blackwell, P.Geo, and J. Foster, P.Geo., qualified persons as defined in National Instrument 43-101.

Urumalqui Property

The Urumalqui property is a joint venture between the Company and Meridian Gold Inc., through a 50% interest in affiliate Corimalqui. It is located in north-central Perú about 70 km east of the port city of Trujillo. Gitennes' share of cumulative expenditures to September 30, 2004 is $549,494.

During the second quarter of 2004, contractors acting on behalf of Corimalqui completed all agreements with local landowners and communities and submitted their environmental baseline and socio-economic studies. Exploration work, including drilling began during the third quarter of 2004.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There was minimal exploration activity on the property during the reporting period. Cumulative expenditures to September 30, 2004 were $178,384.

Rio Seco Property

The property is located in coastal, central Perú. There was minimal exploration activity on the property during the reporting period. Cumulative expenditures to September 30, 2004 were $261,385.

Lapidem Property

The property is located 55 km east of Trujillo in the Andes Mountains. No geological exploration occurred during the period ended September 30, 2004.

Tucumachay Property

The property is located in the Andes Mountains of central Peru. On June 30, 2004 the Company signed a letter-of-intent with Inmet Mining Corp. ("Tucumachay Agreement"), under the terms of which the Company has an option to earn an interest in the property. During the three months ending September 30 2004 the Company conducted orientation, or early-stage soil geochemical and rock sampling programmes at the property, as well as geophysical surveys. Cumulative exploration expenditures to September 30, 2004 were $440,032, which includes $400,000 in acquisition costs. As required by the terms of the Tucumachay Agreement, the Company issued 1,000,000 shares from treasury with a deemed value of $0.40 per share.

Badger and Bear Option

The properties are located 135 km north of Thunder Bay, Ontario. During the period ending September 30, 2004 the Company spent $87,170 on drilling the property. Results were not favourable and the Company has elected not to exercise its option and has written off all expenses ($341,041) associated with the project.

Esten Option

This property, which was acquired in 2003, is located south of Elliot Lake, Ontario. During the three-month period ending September 30, 2004, the Company undertook an exploration programme of airborne and ground geophysical surveys, geological mapping and soil geochemical sampling. Cumulative expenditures on these claims to September 30, 2004 were $105,071.

Fox Property

The Company has elected not to exercise its option on the Fox property and has written off all expenses associated with the project ($556,536 to September 30, 2004), save certain claims (South Fox) adjacent to the southern portion of the option property which the Company owns outright and intends to explore further. During the period ending September 30, 2004, the Company undertook geological mapping and geochemical surveys on the South Fox property. Cumulative expenditures on these claims to September 30, 2004 were $55,122.

Red Option

During the quarter ending September 30, 2004, the Company entered into an Option agreement with respect to the Red claims, a copper-gold prospect located in north-central British Columbia. During the three month period ending September 30, 2004 the Company undertook a programme of geophysical surveys, geological mapping and geochemical surveys on the property. Cumulative expenditures for the period ending September 30, 2004 are $198,836 which includes the cost of acquisition.

Summary of Unaudited Quarterly Results

Nine-month period ending:	Total Revenues	Net Income (Loss)	Income (Loss) per Share (basic)	Income (Loss) per Share (diluted)
September 30, 2004	$NIL	($306,534)	($0.01)	($0.01)
June 30, 2004	$NIL	($1,404,041)	($0.04)	($0.04)
March 31, 2004	$NIL	$ 226,733	$0.01	$0.01
December 31, 2003	$NIL	$157,938	$0.01	$0.01
September 30, 2003	$NIL	($180,754)	($0.01)	($0.01)
June 30, 2003	$NIL	$1,508,579	$0.05	$0.05
March 31, 2003	$NIL	($220,458)	($0.01)	($0.01)
December 31, 2002	$NIL	($128,928)	($0.01)	($0.01)

Liquidity

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The interim consolidated financial statements for the period ending September 30, 2004 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the quarters ending March 31, 2004 and December 31, 2003, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's cash and cash equivalents decreased by $310,187 during the nine-month period ending September 30, 2004. As at September 30, 2004 the cash and cash equivalents were $1,299,979 compared to $1,610,166 at December 31, 2003.

The Company has no long term debt, no capital lease obligations, no purchase obligations and its only operating leases are with respect to office premises. In Vancouver, the Company has a three-year lease on office and storage space that expires on October 21, 2005 at a monthly fee of $2,115 plus operating expenses. In Lima, Perú the Company's affiliates lease office space for US$1,150 per month on a rental agreement that is renewed annually during November.

Capital Resources

As at the date hereof, the Company has met the terms of its acquisition agreements for the Esten ($100,000) and the Red ($100,000) Options, as well as its joint venture obligation in respect of the Urumalqui property (US$125,000). In the future, the Company anticipates having to raise additional funds in order to meet the terms of its option agreements during 2005.

The renewed activity in the resource sector has resulted in a shortage of qualified professionals and administrators. The amount of time and money spent in meeting continuously changing compliance and accounting policies and new regulations has increased markedly. Exploration and mining costs are also rising rapidly. The Company is vigilant in its efforts to contain costs while advancing its properties.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements at September 30, 2004 or at the date hereof.

Transactions with Related Parties

During the third quarter ending September 30, 2004 the Company incurred $48,831 (2003-$37,500) in salaries, administrative and geological consulting fees to directors of the Company and its subsidiaries. Additionally during the period, the Company incurred $13,358 (2003-$13,399) in legal fees paid to a law firm in which a director of the Company is a partner. Accounts payable and accrued liabilities includes $14,271 (December 31, 2003 - $17,801) payable to directors of the Company and to a law firm in which a director of the Company is a partner.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of September 30, 2004 and the date hereof, the number of issued and outstanding common shares was 30,972,831 (34,523,831 on a diluted basis).

On June 23, 2004, the Company received shareholder approval to increase the number of shares reserved for compensation under the Stock Option Plan to 4,500,000 shares.

During the quarter ended September 30, 2004, the Company issued 50,000 shares as part of its obligations under the terms of the Red Option agreement, and 1,000,000 shares pursuant to the terms of the Tucumachay Agreement.

Additionally, during the quarter ended September 30, 2004, the Company issued, on a private placement basis, 650,000 units priced at $0.46 per unit. Each unit consisted of one flow-through share and one-half non-transferable common share purchase warrant. An 8% fee was paid in connection with the private placement, payable by the issuance of 52,000 non-flow-through units, such that the cumulative securities issuances pursuant to the private placement were:

a) 702,000 common shares, and
b) 702,000 one-half common share purchase warrants

Two one-half common share purchase warrants will entitle the holder to acquire one common share of the Company at $0.46 until August 19, 2005. Gross proceeds of the placement were $299,000.

The Company has a fixed stock option plan. As at September 30, 2004, there were 2,900,000 stock options granted to directors and officers of the Company and its affiliates, and 300,000 stock options granted to employees or long-term contractors, for a total of 3,200,000 as follows:

Number	Exercise Price	Expiry Date
750,000	$0.355	April 21, 2009
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
180,000	$0.40	July 21, 2009
3,200,000		

Changes in Accounting Policies and Critical Accounting Estimates

The Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective for all awards granted on or after January 1, 2002. As encouraged by the section, the Company has put into place an early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning January 1, 2003. This requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and amounts due from a joint venture partner. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values. At September 30, 2004 the Company held currency totalling US$944,357, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar. Due to the Company's US dollar position and the appreciation of the Canadian dollar in the three months and nine months ended September 30, 2004, the Company recognized foreign exchange losses of $61,758 and $34,767 respectively.

Subsequent Events

Subsequent to September 30, 2004, the Company relinquished its interest in the Esten claims. The costs associated with this property will be written off in the fourth quarter of fiscal 2004.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests this document.

Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com

Cautionary Note

Certain statements included herein constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or of the mining industry to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. There can be no assurance that such statements will prove accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. All current and subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President, CEO and Director
Kerry Spong	Chief Financial Officer
Lyle R. Hepburn	Director & Corporate Secretary
Edmund T. Kimura	Director
Kenneth Booth	Director
James R. Foster	Vice-President

TRANSFER AGENT

Computershare Trust Company of Canada
Toronto, ON. Canada

AFFILIATED COMPANIES IN PERU

Gitennes Exploraciones de Perú S.A.
Tel. +511-242-4065
Email gitennes@terra.com.pe

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada
Tel. 604-682-7970
Fax. 604-682-7903
email info@gitennes.com
website www.gitennes.com

CAPITALIZATION

As at September 30, 2004
Shares Authorized: Unlimited
Issued Capital: 30,972,831

COUNSEL

Beach, Hepburn LLP
Barristers and Solicitors
Toronto, ON. Canada

AUDITORS

Staley, Okada & Partners
Vancouver, BC. Canada